EnCana closes sale of Express Pipeline System

Two pipeline sales generate approximately $1.6 billion in proceeds

CALGARY, Alberta (January 9, 2003) – EnCana Corporation (TSX, NYSE: ECA) today announced that it has closed the sale of its indirect 100 percent interest in Express Pipeline System for approximately $1.175 billion, which includes the assumption of about $582 million in debt and is subject to closing and post-closing adjustments.

A consortium comprised of BC Gas Inc. (TSX: BCG), Borealis Infrastructure Management Inc. and Ontario Teachers’ Pension Plan purchased the Express Pipeline System. Last week, EnCana completed the sale of its Cold Lake Pipeline System to Inter Pipeline Fund for approximately $425 million, subject to closing and post-closing adjustments, taking total proceeds for the two sales to approximately $1.6 billion.

“The sales of the Express and Cold Lake oil pipelines exemplify EnCana’s strategic realignment to focus on our highest growth, highest return core assets,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer. “We have a rich inventory of upstream opportunities in North America and select international locations where we are targeting a minimum of 10 percent annual per share growth in oil and gas sales, and our leading position in North American gas storage offers strategic advantages to North America’s largest independent natural gas producer.”

The Express Pipeline System delivers oil from Hardisty, Alberta to Casper, Wyoming and on to Wood River, Illinois. The Cold Lake Pipeline System delivers oil from the Cold Lake oil sands production region to Alberta’s primary transportation hubs at Edmonton and Hardisty. EnCana has retained oil transportation capacity on the Express and Cold Lake systems under existing long-term contracts to deliver its growing production to market. EnCana plans to use the sales proceeds for general corporate purposes.

EnCana Corporation

EnCana is one of the world’s leading independent oil and gas companies with an enterprise value of approximately C$30 billion. EnCana is North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. In the U.S., EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. The company has two key high potential international growth platforms: EnCana is the largest private sector oil producer in Ecuador and is the operator of a very large oil discovery in the U.K. central North Sea. The company also conducts high upside potential New Ventures exploration in other parts of the world. EnCana is driven to be the industry’s best-in-class benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to, EnCana’s focus on its highest growth, highest return core assets, EnCana’s performance (including per share growth in oil and gas sales), growth in production, the strategic advantages of North American gas storage and references to potential exploration.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations; imprecision of reserve estimates; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow to meet its current and future obligations; its ability to access external sources of debt and equity capital; the risk that the anticipated synergies to be realized by the merger of AEC and PanCanadian will not be realized; costs relating to the merger of AEC and PanCanadian being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com.

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Senior Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Greg Kist
Manager, Investor Relations
(403) 645-4737